SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Onyx Acquisition Co. I
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G6755Q109
(CUSIP Number)

**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Reporting Persons are voluntarily exiting the reporting system prior to triggering a filing obligation.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6755Q109	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Carronade Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G6755Q109	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Dan Gropper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G6755Q109	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Onyx Acquisition Co. I (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

104 5th Avenue New York, New York 10011

Item 2(a).	Name of Person Filing.

This statement is filed by Carronade Capital Management, LP (the "Investment Manager") and Dan Gropper (the "Mr. Gropper"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons.

The Investment Manager is a registered investment adviser and serves as the investment manager to Carronade Capital Master, LP (“Carronade Master"), and may be deemed to beneficially own the Class A Ordinary Shares that were held by Carronade Master. Mr. Gropper, as the Managing Member of Carronade Capital Management GP, LLC, the general partner of the Investment Manager, indirectly controls the Investment Manager and may be deemed to beneficially own the Class A Ordinary Shares that were held by Carronade Master.

Item 2(b).	Address of Principal Business Office.

Carronade Capital Management, LP 17 Old Kings Highway South Darien, CT 06820

Dan Gropper c/o Carronade Capital Management, LP 17 Old Kings Highway South Darien, CT 06820

Item 2(c).	Place of Organization.

Investment Manager – Delaware Mr. Gropper – United States of America

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, $0.0001 par value (the "Class A Ordinary Shares")

Item 2(e).	CUSIP Number.

G6755Q109

CUSIP No. G6755Q109	13G/A	Page 5 of 7 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________________________

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. G6755Q109	13G/A	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G6755Q109	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024
Carronade Capital Management, LP

By: /s/ Rinarisa Coronel DeFronze
Name: Rinarisa Coronel DeFronze
Title: Chief Compliance Officer & Counsel

/s/ Dan Gropper
Dan Gropper